Exhibit 99.1

COMAMTECH INC.

COMAMTECH ANNOUNCES NEW SPECIAL MEETING OF SHAREHOLDERS

Montreal, Québec, March 23, 2011 – Comamtech Inc. (“Comamtech”) (OTCBB: COMT) is pleased to announce that the special meeting of shareholders of Comamtech (the “Meeting”) to approve the amended arrangement resolution presented in arrangement agreement entered into between Comamtech, 2259736 Ontario Inc. and DecisionPoint Systems, Inc. (“DecisionPoint”) on October 20, 2010 (the “Arrangement Agreement”) and amended on December 23, 2010 (“Amendment No. 1 to the Arrangement Agreement”) and March 22, 2011 (the “Amendment No. 2 to the Arrangement Agreement”), will be on May 18th, 2011. The record date for shareholders of Comamtech eligible to vote at the Meeting is April 18th, 2011. The closing date for the transactions contemplated by the arrangement is expected to be on or about May 27th, 2011.

A new management information circular relating to the plan of arrangement presented in Amendment No. 2 to the Arrangement Agreement will also be circulated shortly to Comamtech’s shareholders.

Copies of the Arrangement Agreement, Amendment No. 1 to the Arrangement Agreement and Amendment No. 2 to the Arrangement Agreement, are available under Comamtech’s profile on SEDAR at www.sedar.com.

About Comamtech Inc.

Comamtech Inc. (OTCBB: COMT) is the successor to Copernic Inc. which was sold to N. Harris Computer Corporation on November 4, 2010.

About DecisionPoint Systems, Inc.

DecisionPoint Systems, Inc. (OTCBB: DNPI) delivers improved productivity and operational advantages to its clients by helping them move their business decision points closer to their customers. They do this by making enterprise software applications accessible to the front-line worker anytime, anywhere. DecisionPoint utilizes all the latest wireless, mobility, and RFID technologies. For more information on DecisionPoint Systems visit http://www.decisionpt.com/news.php.

Forward Looking Statements

Forward Looking Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual outcomes to differ materially from plans, projections, expectations and other anticipated results. Some of these risks and uncertainties are detailed in the Company's filings with the U.S. Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims an intent or obligation to update any description of the scope, focus or subject matter of the forward-looking statements or any other matters contained in this press release except as otherwise required by law.

FOR MORE INFORMATION CONTACT:

Comamtech Inc.
Marc Ferland, President and Chief Executive Officer
Telephone: 418-653-1555
Email: mferland@comamtech.com